SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
Consolidated Capital Institutional Properties/2

(Name of Subject Company)
Consolidated Capital Institutional Properties/2

(Names of Person(s) Filing Statement)
Limited Partnership Units

(Title of Class of Securities)
None

(CUSIP Number of Class of Securities)
Martha L. Long
Apartment Investment and Management Company
55 Beattie Place
PO Box 1089
Greenville, South Carolina 29602
(864) 239-1000

Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
Copy to:
Jonathan L. Friedman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue
Los Angeles, California 90071
(213) 687-5000
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SCHEDULE 14D-9
          This Schedule 14D-9 relates to the offer by AIMCO Properties, L.P., a Delaware limited partnership, to purchase units of limited partnership interest (“Units”) of Consolidated Capital Institutional Properties/2, a California limited partnership (the “Partnership”), at a price of $6.53 per unit in cash, subject to the conditions set forth in the Offer to Purchase dated March 30, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as each may be amended or supplemented from time to time, the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal are filed with this Schedule 14D-9 as Exhibits (a)(1) and (a)(2), respectively.
Item 1. Subject Company Information.
          (a) The information set forth under “The Offer –– Section 14. Certain Information Concerning Your Partnership” in the Offer to Purchase is incorporated herein by reference. The Partnership’s principal executive offices are located at 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29602, and its phone number is (864) 239-1000.
           (b) This Schedule 14D-9 relates to the units of limited partnership interest of Consolidated Capital Institutional Properties/2, of which 909,053.3 units were issued and outstanding as of December 31, 2006.
Item 2. Identity and Background of Filing Person.
           (a) This Schedule 14D-9 is being filed by the Partnership whose general partner is ConCap Equities, Inc., a Delaware corporation. The Partnership’s business address is 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29602, and its phone number is (864) 239-1000.
          (d) The information set forth under “Summary Term Sheet” and “The Offer –– Section 8. Information Concerning Us and Certain of Our Affiliates” in the Offer to Purchase is incorporated herein by reference.
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
          (d) The information set forth under “The Offer –– Section 11. Conflicts of Interest and Transactions with Affiliates” in the Offer to Purchase is incorporated herein by reference.
Item 4. Solicitation or Recommendation.
          (a) and (b) The information set forth under “The Offer –– Section 10. Position of the General Partner of Your Partnership with Respect to the Offer” in the Offer to Purchase is incorporated herein by reference.

          (c) The information set forth under “The Offer –– Section 8. Information Concerning Us and Certain of our Affiliates” in the Offer to Purchase is incorporated herein by reference.
Item 5. Person/Assets, Retained, Employed, Compensated or Used.
          (a) Not applicable.
Item 6. Interest in Securities of the Subject Company.
          (b) Not applicable.
Item 7. Purposes of the Transaction and Plans or Proposals.
          (d) Not applicable.
Item 8. Additional Information.
          (b) The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference.
Item 9. Exhibits.

(a)(1)	Offer to Purchase dated March 30, 2007 (incorporated by reference herein to Exhibit (a)(1) to the Schedule TO of AIMCO Properties, L.P. filed on March 30, 2007, relating to the Offer).

(a)(2)	Letter of Transmittal and related Instructions (incorporated by reference herein to Exhibit (a)(2) to the Schedule TO of AIMCO Properties, L.P. filed on March 30, 2007, relating to the Offer).

(a)(3)	Letter to the Limited Partners of the Partnership (incorporated by reference herein to Exhibit (a)(3) to the Schedule TO of AIMCO Properties, L.P. filed on March 30, 2007, relating to the Offer).

(e)	Not applicable.

(g)	None.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 30, 2007

CONSOLIDATED CAPITAL INSTITUTIONAL PROPERTIES/2

By:	CONCAP EQUITIES, INC.,
Its General Partner

	By:	/s/ Martha L. Long

Martha L. Long
Senior Vice President

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